

SEC 16022357

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-5653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2015 (MM/DD/YY) AND ENDING 09/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coughlin & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E 19th Ave, Suite 700

(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave Sjerven 303 866-9987

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKS&H LLLP

(Name – *if individual, state last, first, middle name*)

7979 E Tufts Ave, Suite 400	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 3 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Sjerven, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coughlin & Company, Inc, as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH L. BLATTER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20104010607
MY COMMISSION EXPIRES MARCH 30, 2018

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COUGHLIN AND COMPANY, INC.

Table of Contents

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Coughlin and Company, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of Coughlin and Company, Inc. (the "Company") as of September 30, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of September 30, 2016, in accordance with accounting principles generally accepted in the United States of America.

EKS+H LLLP
EKS&H LLLP

Denver, Colorado
November 18, 2016

COUGHLIN AND COMPANY, INC.

Statement of Financial Condition
September 30, 2016

Assets

Assets	
Cash	$ 1,125,973
Cash segregated under Rule 15c3-3	5,014
Deposit with clearing organization	50,766
Accounts receivable	691
Marketable securities owned	39,600
Property and equipment, net	38,749
Cash surrender value of life insurance policy	192,641
Note receivable, related party	206,500
Prepaid and other assets	83,582
Total assets	$ 1,743,516

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued liabilities	$ 63,696
Total liabilities	63,696
Commitments	
Stockholders' equity	
Common stock, $1 par value; 100,000 shares authorized; 19,988 shares issued and outstanding	19,988
Retained earnings	1,659,832
Total stockholders' equity	1,679,820
Total liabilities and stockholders' equity	$ 1,743,516

See notes to financial statements

COUGHLIN AND COMPANY, INC.

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Coughlin and Company, Inc. (the Company) is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a full-service brokerage house that comprises several classes of service, including investment transactions and investment banking. The Company acts as an introducing broker and uses the services of an unaffiliated brokerage firm (clearing broker) to provide security clearance services and customer account maintenance. Pursuant to its agreement with the clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company. The Company services a diverse group of institutional and individual investors throughout the United States.

As discussed in Note 7, a significant portion of the revenue of the Company is derived from affiliations with various related parties. Accordingly, these affiliations and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements. The financial position and operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

Cash

The Company maintains cash positions with financial institutions. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. Periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

Key Employee Insurance

The cash surrender value of a Company-owned life insurance policy is included in the statement of financial condition as an asset. There were no loans outstanding against the policy as of September 30, 2016. The Company is the sole beneficiary and has the ability to draw on the cash surrender value of life insurance. Any outstanding draws on cash surrender value would offset insurance death benefit proceeds in case of death of the insured.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided by accelerated methods over estimated useful lives of three to seven years.

Property and equipment consist of the following:

Furniture and equipment	$ 144,884
Autos	29,188
Less accumulated depreciation	(135,323)
Total	$ 38,749

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and securities owned throughout the year. The Company places its cash with what management believes are quality financial institutions. Securities owned throughout the year consisted primarily of government treasuries, corporate bonds, and municipal bonds. Management continually monitors the financial condition of customers and others from whom the Company has recorded receivables to reduce the risk of non-collection.

Fair Value Accounting

The Company's estimates of fair value for financial assets and financial liabilities are based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets, and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company's significant market assumptions. The three levels of the hierarchy are as follows:

Level 1: Unadjusted quoted market prices for identical assets or liabilities in active markets that the Company has the ability to access;

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities) or can be corroborated by observable market data; or

Level 3: Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company considers its investment in marketable securities and non-marketable securities, at fair value, to fall within the Level 1, 2, and 3 fair value hierarchy. The non-marketable securities are comprised of private placement corporate bonds with no ready market.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Fair Value Accounting (continued)

The corporate bond market is based on bond spreads. If the spread data does not reference the issuer, then data that references a comparable issuer is used. The determination of pricing for bonds can be determined through review of transactions involving the specified bond or a similar bond.

The following assets are measured at fair value on a recurring basis as of September 30, 2016:

Description	Level 1	Level 2	Level 3	Total
Corporate bonds	$ -	$ 39,600	$ -	$ 39,600
Total	$ 0	$ 39,600	$ -	$ 39,600

Income Taxes

The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will more likely than not be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are not recorded as a tax benefit or expense in the current year.

Interest and penalties associated with tax positions are recorded in the period assessed. No interest or penalties have been assessed as of September 30, 2016.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COUGHLIN AND COMPANY, INC.

Notes to Financial Statements

Note 2 - Note Receivable, Related Party

Note receivable, related party, consists of the following as of September 30, 2016:

Unsecured subordinated note receivable from a related party with monthly interest payments at 15.25% per annum. The note, including principal and any accrued interest, is due on January 30, 2019 (see Note 5).	$206,500

Note 3 - Commitments

Operating Leases

The Company leases office space through December 31, 2016 from an entity owned by officers and stockholders of the Company. The future minimum rental commitment under this lease is $18,507. The Company also leases equipment through September 15, 2021. The future minimum rental commitment under these leases is $34,550.

Rent expense under these leases for the year ended September 30, 2016 was $74,028.

Note 4 - Profit-Sharing Plan

The Company maintains a profit sharing plan (the Plan) covering substantially all full-time and salaried employees. Participants may make voluntary contributions to the Plan. Company contributions to the Plan are made at the discretion of the Board of Directors. Contributions paid totaling $47,803 were approved by the Board of Directors in fiscal year 2016.

Note 5 - Related Party Transactions

Note Receivable and Interest Income

The Company holds a $206,500 note receivable from C&J Associates, LLC (see Note 2). The interest earned on this note was $35,279 during the year ended September 30, 2016.

Stockholder Agreement

During 2013, the Company executed an agreement with a stockholder to allow the holder the right to require the Company to purchase or redeem their shares for a specified price per share. The agreement requires that the stockholder give written notice of the exercise of this right as outlined in the agreement. As of the date of the report, the stockholder had not exercised the right.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2016, the Company had net capital of $1,310,698, which was $1,060,698 in excess of required minimum net capital of $250,000, and $1,010,698 in excess of 5% of combined aggregate debit items, as defined, or 120% of the minimum net capital requirement.

Note 7 - Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the financial statements were available for issuance. There were no material subsequent events that required recognition or disclosure in the financial statement.